UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                      URBAN IMPROVEMENT FUND LIMITED - 1974

                            (Name of Subject Company)


                      URBAN IMPROVEMENT FUND LIMITED - 1974

                       (Names of Persons Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTERESTS

                           (Title of Class Securities)


                                      NONE

                      (CUSIP Number of Class of Securities)


                                 John A. Taylor
                                 Vice President
                  Interfinancial Real Estate Management Company
                          1201 Third Avenue, Suite 5400
                                Seattle, WA 98101
                                 (206) 622-9900

  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Urban Improvement Fund Limited - 1974 (the "Partnership"). The address and telephone number of the subject company are as follows:

Urban Improvement Fund Limited - 1974
c/o Interfinancial Real Estate Management Company
1201 Third Avenue, Suite 5400
Seattle, WA 98101
(206) 622-9900

The General Partner of the Partnership is Interfinancial Real Estate Management Company (the "General Partner").

The title and the class of securities to which this statement relates are Units of Limited Partnership Interests ("Units"). As of March 10, 2004, there were 11,394 Units issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

This statement relates to a tender offer by SP Millennium L.L.C., ("Offeror") as disclosed in the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") by the Offeror on March 16, 2004. According to the Schedule TO, Offeror is offering to purchase up to 2,000 Units for a cash purchase price of $650 per Unit, without interest, less the amount of distributions per Unit, if any, made to limited partnership unit holders by the Partnership after the date of the tender offer (the "Offer").

The name and address of the Offeror is as follows:

SP Millennium L.L.C.
1201 Third Avenue, Suite 5400
Seattle, Washington 98101

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates are described under Item 12 of the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2002 ("Form 10-KSB"). To the knowledge of the Partnership and its General Partner, except as set forth in Item 12 of Form 10-KSB, and except as described below, there exists no material contract, agreement, arrangement or

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understanding and no actual or potential conflict of interest between the
Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates.

The General Partner is an affiliate of SP Millennium L.L.C., the Offeror. Paul
H. Pfleger is the President and a director of the General Partner and also owns 100% of the outstanding capital stock of the General Partner. John M. Orehek is the Senior Vice President and a director of the General Partner. Messrs. Pfleger and Orehek together own 100% of the membership interests of SP Investments II L.L.C., a Washington limited liability company that, through another entity, owns 90% of the membership interests of the Offeror. John A. Taylor, the individual that owns the remaining 10% of the membership interests of the Offeror, also serves as Vice President of the General Partner. Accordingly, the General Partner has conflicts of interest with respect to the Offer.

The directors and officers of the General Partner are owners of the Offeror. The directors and officers of the General Partner and the General Partner, however, owe fiduciary duties to the Partnership and the limited partners that may conflict with their fiduciary duties to the Offeror and their interests as owners. SP Millennium L.L.C., as an owner of Units, has incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of its owners with the interests of the other limited partners. Further, because the Offeror and the Partnership both invest indirectly in apartment properties, these properties may compete with one another for tenants. Furthermore, Offeror may invest in properties in general market areas where the properties owned by the local property partnerships in which the Partnership invests are located.

Additionally, the Offeror has arranged for a credit facility with an affiliated party of the General Partner, Madrona Ridge L.L.C., a Washington limited liability company that is wholly owned by John M. Orehek, Senior Vice President and a director of the General Partner. Madrona Ridge L.L.C. may seek out and accept other individuals to participate in the credit facility loan. The terms of the credit facility provide Offeror with a credit line of $1,300,000 from which to draw funds, as a loan, to finance the purchase of Units in the Partnership pursuant to the Offer. It is a condition of the credit facility that the funds advanced by Madrona Ridge L.L.C. for the purchase of Units not exceed fifty percent (50%) of the estimated liquidation value of the Units purchased. Under the terms of the credit facility, the borrowed funds will bear interest at twelve percent per year, and the Offeror will be obligated to pay Madrona Ridge L.L.C. monthly payments over a four-year period to fully amortize the borrowed funds and accrued interest. Offeror will pledge the Units that are purchased pursuant to the Offer to Madrona Ridge L.L.C. as collateral for the borrowed funds.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation.

The general partner is unable to take a position with respect to the tender offer.

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

(b) Reasons.

Because of the potential conflict of interest, the General Partner is unable to offer a recommendation on whether a Limited Partner should accept or reject the Offer. The General Partner believes that each Limited Partner must make his, her or its own decision about whether to accept or reject the Offer based on all available information, including the Schedule TO filed by the Offeror and the Offer to Purchase which is filed as an exhibit thereto. The Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Offer to Purchase and related documents, as well as the Partnership's publicly available annual, quarterly and other reports and information and the information contained in this statement. Limited Partners should consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Offer before deciding whether to tender Units.

(c) Intent to Tender.

Neither the Partnership nor the General Partner nor, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to Offeror any Units that are held of record or beneficially by such person.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons or classes of person have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of the General Partner, except as described in the following paragraph, neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past 60 days.

We are aware that Offeror has during the past 60 days purchased 45 units in the Partnership from limited partners who contacted Offeror individually at the purchase prices of $500 or $510 per unit.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Partnership has not undertaken or engaged in any negotiations in response to the Offer which relates to: (i) a tender offer or other acquisition of the Units by the Partnership or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) any purchase, sale or transfer of a material amount of assets by the Partnership; or
(iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership. There are no transactions, resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the events referred to above.

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Notwithstanding the foregoing, as described in Item 3 above, the current Offeror is affiliated with the General Partner.

ITEM 8. ADDITIONAL INFORMATION.

None.

ITEM 9. EXHIBITS.

Exhibit No.     Description
-----------     -----------

(1) Item 12 of Urban Improvement Fund Limited - 1974 Annual Report on Form 10-KSB for the year ended December 31, 2002.

(2)             Letter to Limited Partners dated March 24, 2004.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              URBAN IMPROVEMENT FUND LIMITED - 1974


                              By: Interfinancial Real Estate Management Company,
                                  General Partner


                              By: /s/ John A Taylor
                                  -------------------------------
                                  John A. Taylor, Vice President

Dated: March 24, 2004

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